VF 3-11-02

02006836

TED STATES
EXCHANGE COMMISSION
gton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 1 2002 335 SEC MAIL PROCESSING WASH, D.C. SECTION

SEC FILE NUMBER
842193

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TM CAPITAL CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Battery Park Plaza, 35th Floor
(No. and Street)

New York	New York	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul R. Smolevitz — (212) 809-1360
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berdon LLP
(Name — *if individual, state last, first, middle name*)

One Jericho Plaza	Jericho	New York	11753
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 0 8 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, W. Gregory Robertson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TM CAPITAL CORP., as of December 31, 2001, ~~20~~, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

[signature]
Signature

President
Title

[signature]
Notary Public
JOHN J. GUERRA
Notary Public, State of New York
No. 31-4966781
Qualified in New York County
Cert. Filed in Westchester County
Commission Expires May 14, 2002

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TM CAPITAL CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

BERDON

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
TM Capital Corp.
New York, New York

We have audited the accompanying statement of financial condition of TM Capital Corp. as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial position presents fairly, in all material respects, the financial position of TM Capital Corp. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Berdon LLP
Certified Public Accountants

February 13, 2002

Berdon LLP
CPAs and Advisors
A member of Horwath International

Reply to:
One Jericho Plaza
Jericho, NY 11753
Ph: 516.931.3100
Fax: 516.931.0034

360 Madison Avenue
New York, NY 10017
Ph: 212.832.0400
Fax: 212.371.1159
www.BERDONLLP.com

EXHIBIT A

TM CAPITAL CORP.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CASH AND CASH EQUIVALENTS		$ 627,755
FEES RECEIVABLE		213,901
PREPAID EXPENSES		65,555
PROPERTY AND EQUIPMENT:		
Equipment	$ 275,433	
Furniture	89,264	
Computer software	95,865	
Leasehold improvements	43,036	
TOTAL PROPERTY AND EQUIPMENT	503,598	
Less, accumulated depreciation and amortization	383,221	
PROPERTY AND EQUIPMENT - NET		120,377
OTHER ASSETS		48,151
TOTAL ASSETS		$ 1,075,739

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 275,909
TOTAL LIABILITIES	275,909
COMMITMENTS (Notes 3 and 4)	
STOCKHOLDERS' EQUITY:	
Common stock - $.01 stated value: Authorized - 3,000 shares; issued and outstanding - 1,108 shares	11
Additional paid-in capital	1,120,127
Accumulated (deficit)	(320,308)
TOTAL STOCKHOLDERS' EQUITY	799,830
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,075,739

The accompanying notes to financial statements are an intergal part of this statement.

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

TM Capital Corp. (the "Company") was incorporated on July 26, 1989. The Company provides merchant banking and financial advisory services to clients. The Company is registered as a broker/dealer under the rules and regulations administered by the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company transacts its business with customers located throughout the United States and overseas.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Revenue Recognition

Fee revenue is recognized when earned, which generally occurs upon consummation of a transaction or pursuant to the terms of an engagement letter.

(b) Fees Receivable

Fees receivable have been reduced for all known bad debts and allowances. No allowance for doubtful accounts was provided as of December 31, 2001, as management believed that there were no material, additional, probable losses at that date.

(c) Property and Equipment

Property and equipment is stated at cost. Depreciation and amortization are computed, using accelerated methods which differ from generally accepted accounting principles; however, such differences are immaterial. Depreciation and amortization are computed over the estimated useful lives of the assets, principally three to seven years.

(d) Income Taxes

The Company has elected to be treated as an "S" corporation for federal income tax purposes, whereby the taxable earnings of the Company are taxed directly to the stockholders. The income tax provision relates to state and local income taxes. The Company's method of accounting for income taxes is an asset and liability approach, which requires the recognition of material deferred tax liabilities and assets at enacted tax rates expected to be in effect when these balances reverse. Future tax benefits attributable to temporary differences are recognized to the extent that realization is probable.

(e) Use of Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at December 31, 2001, and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

NOTE 3 - RETIREMENT PLAN

The Company maintains a defined contribution simplified employee pension plan. The plan covers all employees who have attained the age of 21 years and have performed service in at least three, of the immediately five preceding plan years. Company contributions to the plan are at the discretion of management. The Company's contribution to the plan for the year ended December 31, 2001 , amounted to $200,666.

NOTE 4 - COMMITMENTS

The Company is obligated under operating leases for the rental of office space and office equipment.

Future minimum rental payments required to be paid under these leases are as follows:

For the Year Ending December 31,	Amount
2002	$ 343,256
2003	324,684
2004	100,944
	$ 768,884

NOTE 5 - NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness, as defined, shall not exceed fifteen times net capital, as defined. At December 31, 2001, the Company had net capital of $351,847, which was $768,884 in excess of its required net capital of $18,393, and its net capital ratio was .78 to 1.

NOTE 6 - CREDIT RISK

(a) The Company's exposure to credit risk arises from the potential inability of clients to perform under the terms of the contracts. The Company attempts to limit its exposure to credit risk arising from investment banking fees receivable by dealing with credit-worthy clients, and through the use of various monitoring techniques.

(b) At December 31, 2001, the Company had cash on deposit with financial institutions in amounts that are in excess of the federally insured amount.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Stockholders of
TM Capital Corp.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of TM Capital Corp. (the "Company") for the year ended December 31, 2001, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures referred to in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or irregularities, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes, in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to and should not be used by anyone other than these specified parties.

Certified Public Accountants

February 13, 2002

DISCIPLINARY REFERRAL MEMORANDUM

DATE: May 7, 2002

TO: **Philadelphia District Office**
Attn: Leonard Wang

FROM: Charley Harris, Assistant Branch Chief
Branch of Registrations and Examinations
Office of Filings and Information Services

RE: **BROWNIA SECURITIES, LLC**
SEC File No.: 8-65342 CRD No.: 120736
Filing Date: May 3, 2002
45th Day: June 16, 2002

This memorandum is to inform you that the above application is under review. The Commission's NRS system lists one Joseph Hardiman, control affiliate, as a witness in an open investigation(s) against Certain Marketmaking activities NASDAQ, case # HO-2974-A (11/9/94). This search disclosed a possible, if not an identical match.

Based on the information submitted in this filing, or that you may otherwise possess, you may want to review the material for whatever action you deem appropriate, ***(You can review the filing in Web IARD / CRD)***. This notification is intended for informational purposes only and a response is not necessary unless an administrative proceeding is anticipated or has been initiated.

We will continue with our examination process unless we receive a response from you by May 16, 2002, indicating that an administrative proceeding or other action is anticipated or has been initiated. If this application meets our examination criteria, we intend to make it effective prior to the statutory 45th day.

Please direct any questions or responses to Kimberly Johnson of my staff by E-MAIL, telephone at (202) 942-7820, and/or fax at (703) 914-4368.

cc: Correspondence File
Division of Market Regulation
Carol Charnock, Mail Stop 10-1